FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

July 27 2004

Commission File Number 000-30838

InfoVista S.A.

(Translation of registrant’s name into English)

6, rue de la Terre de Feu

91940 Les Ulis, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:  InfoVista Announces Management Realignment

FOR IMMEDIATE RELEASE	Contact:	Karena D’Arcy
Investor Relations Manager
+33 (0)1 64 86 79 00
kdarcy@infovista.com
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Noah Schwartz
Taylor Rafferty (London)
+44 (0)20 7936 0400
infovista@taylor-rafferty.co.uk
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Delia Cannan
Taylor Rafferty (New York)
(212)889-4350
infovista@taylor-rafferty.com

INFOVISTA ANNOUNCES MANAGEMENT REALIGNMENT

Paris, France and Herndon, Virginia – July 27, 2004 – InfoVista (NASDAQ: IVTA, Nouveau Marché: FR0004031649), the leading global provider of Business Technology Intelligence (BTI) software solutions, today announced a realignment of its executive management team as the Company enters a new stage in its corporate development. As part of this process, and based upon the Company’s Chairman and CEO’s proposal, the Board of Directors has decided to separate the functions of the Chairman of the Board and Chief Executive Officer.

Alain Tingaud, the Company’s founder, will assume the role of Chairman of the Board and Gad Tobaly the role of Chief Executive Officer.

As Director and Chairman of the Board, Mr. Tingaud will continue to devise InfoVista’s strategy, M&A activities and technological developments. Mr. Tingaud will also continue his direct interaction with the financial community, and will carry out the corporate governance responsibilities related to his position as Chairman of the Board.

Gad Tobaly, who joined InfoVista as Chief Operating Officer in January 2004, will be appointed Chief Executive Officer. For the last six months Mr. Tobaly has been in charge of InfoVista’s worldwide operations and will now assume all responsibilities associated with the running of the Company.

Commenting on the announcement, Alain Tingaud noted:

“I am pleased that Gad has accepted to take on the position of CEO of InfoVista. Over the last six months, Gad and the InfoVista management team have made a significant impact on the Company’s operations and I have every confidence in his ability to lead and drive the Company forward. Now that the implementation of the Renaissance Plan is solidly on track, my active day-to-day involvement in the Company’s growth and development can take on a different shape. In my role as Director and Chairman, I will be focusing my attention on how to take InfoVista into the next stage of its growth. By decoupling the role of Chairman and CEO, InfoVista will gain from the two of us concentrating on our new responsibilities, to the best benefit of our customers, employees, partners and shareholders.”

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Gad Tobaly commented:

“I am looking forward to running the Company, working closely alongside Alain. InfoVista has enormous potential, and I am committed to propelling the Company forward and achieving even greater success from a robust base.”

Conference Call

InfoVista will host a conference call today at 9:00 a.m. (EST) / 2:00 p.m. (UK) / 3:00 p.m. (Continental Europe). The call will be available by dialing +44 (0)20 7019 9504 in the UK/Europe, or +1 718 354 1152 in North America. A replay of the teleconference will be available shortly after the end of the conference call for one week at the following numbers: UK/Europe: +44 (0)20 7984 7578, North America: +1 718 354 1112, Passcode: 316725#.

About InfoVista

InfoVista is the global leader in Business Technology Intelligence (BTI). BTI provides timely, relevant and actionable insights to maximize the value of business technology. Our approach to BTI incorporates context-sensitive, pre-packaged solutions that generate breakthrough improvements in business effectiveness and IT efficiency. An interactive Portal provides personalized dashboards and views that enable stakeholders at every level in an organization to align decisions and actions with business priorities. Eighty percent of the world’s largest service providers as ranked by Fortune®, as well as leading Global 2000 enterprises, have selected InfoVista to maximize the value of their business technology assets. Representative customers include Cable & Wireless, Cingular, Deutsche Telekom, SingTel, British Telecom, France Télécom, Wachovia Bank, Banques Populaires, Banque de France, Shell and BASF. InfoVista stock is traded on the NASDAQ (IVTA) and the Nouveau Marché (FR0004031649). For more information about the company, please visit www.infovista.com.

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the Private Securities Litigation Reform Act of 1995: Except for historical information contained herein, the matters discussed in this news release are “forward looking statements.” These statements involve risks and uncertainties which could cause actual results to differ materially from those in such forward-looking statements; including, without limitation, risks and uncertainties arising from the rapid evolution of our markets, competition, market acceptance of our products, our dependence upon spending by the telecommunications industry and our ability to develop and protect new technologies. For a description of other factors which might affect our actual results, please see the “Risk Factors” section and other disclosures in InfoVista’s public filings with the US Securities & Exchange Commission and French Autorités des Marchés Financiers. Readers of this news release are cautioned not to put undue reliance on any forward-looking statement. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

InfoVista is a registered trademark of InfoVista S.A.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, InfoVista S.A. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InfoVista S.A.

Date: July 27, 2004	By:	/s/ Philippe Ozanian
Name: Philippe Ozanian
Title: Chief Financial Officer